Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbrook TMS Inc.:

We consent to the use of our report, dated March 30, 2021, with respect to the consolidated financial statements included in this Annual Report on Form 40-F.

Our report dated March 30, 2021 contains an explanatory paragraph that states that Greenbrook TMS Inc. has experienced losses since inception and has negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 30, 2021

Vaughan, Canada